Via Facsimile and U.S. Mail
Mail Stop 6010

April 17, 2009

Raymond P. Warrell, Jr., M.D.
Chief Executive Officer
Genta Incorporated
200 Connell Drive
Berkeley Heights, NJ 07922

> **Re: Genta Incorporated**
> **PRER14A**
> **Filed April 16, 2009**
> **File No. 000-19635**

Dear Dr. Warrell:

We have completed our review of the above listed filing and have no further comments at this time.

Sincerely,

Jeff Riedler
Assistant Director